UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28905 / September 22, 2009

In the Matter of

RAFFERTY ASSET MANAGEMENT, LLC
DIREXION SHARES ETF TRUST
33 Whitehall Street, 10th Floor
New York, NY 10004

(812-13610)

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

Rafferty Asset Management, LLC and Direxion Shares ETF Trust ("Trust") filed an application on December 17, 2008 and amendments to the application on February 13, 2009, June 3, 2009 and July 20, 2009, requesting an order under sections 6(c) and 17(b) of the Investment Company Act of 1940 ("Act") to amend a prior order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (a)(2) of the Act ("Prior Order").[1]

The Prior Order permits: (a) series of an open-end management investment company to issue shares ("ETS") redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in ETS to occur at negotiated prices; (c) dealers to sell ETS to purchasers in the secondary market unaccompanied by a prospectus, when prospectus delivery is not required by the Securities Act of 1933; (d) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of ETS for redemption; and (e) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units. The amended order: (a) provides greater operational flexibility to the existing and future series of the Trust ("Funds"); (b) expands the category of Funds designed to correspond to the return of an underlying securities index ("Underlying Index") to include Funds that seek to match the performance of an Underlying Index primarily focused on United States equity securities that apply a strategy referred to as 130/30; (c) supersedes the definition of Leveraged Funds and Inverse Funds in the application on which the Prior Order was issued ("Prior Application"); (d) deletes the relief granted in the Prior Order from section 24(d) of the Act and revises the Prior Application

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[1] Rafferty Asset Management, LLC, et al., Investment Company Act Release Nos. 28379 (Sep. 12, 2008) (notice) and 28434 (Oct. 6, 2008) (order).

accordingly; and (e) amends the terms and conditions of the Prior Application with respect to certain disclosure requirements.

On August 27, 2009, a notice of the filing of the application was issued (Investment Company Act Release No. 28889). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

In addition, it is found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Rafferty Asset Management, LLC, et al. (File No. 812-13610),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act are granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and (a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary